ALL SOFT GELS, INC.
3904 West 3930 South
Salt Lake City, UT 84128

March 29, 2016

United States Securities and Exchange Commission
Washington D.C. 20549

RE:  ALL SOFT GELS, INC.
Amendment No. 2 to Registration Statement on Form S-1
Form S-1 Filed on February 2, 2016
Amendment No. 1 to Registration Statement on Form S-1 Filed on March 7, 2016
File No. 333-209325

Attention:  Suzanne Hayes/Alla Berenshteyn

Dear Ms. Hayes/Ms. Berenshteyn:

Please find enclosed our changes to ALL SOFT GELS, INC.’s Registration Statement filed on February 2, 2016.

General

1.   We note your response to our prior comment 1 including that you currently have a substantial order in progress.  Please provide additional detail regarding the order including the size of the order, whether you have received payment for the order, whether you have begun manufacturing the product and when the order will be completed.  Additionally, we note that you continue to indicate in your filing that you are not currently offering this product to anyone and that you have not generated any sales.  Please update your disclosure to describe the current status of your business.

Answer:  All Soft Gels Inc. does have a substantial order in progress. The order is for 7500 six-pill packets, i.e., each of the 7500 packets contains six pills per packet. All Soft Gels Inc. is in process of manufacturing the product at this time, with, typical production run time being a minimum of 6-12 weeks. We have not received proceeds from this order and will not until the product is delivered to purchaser.  All Soft Gels Inc. has not offered the product to any online or outside retailers but will within the next 6-12 weeks.

Prospectus Summary, page 1

2.   Please identify the agencies that impose strict guidelines on Soft Gels Technologies.

Answer: Soft Gels Technologies, Inc. (SGTI) has verbally indicated that all their ingredients used in any consumable products are very closely monitored.   Their business is registered as a Good Manufacturing Practices (GMP) company with NSF’s Dietary Supplement Certification program and the Natural Products Association (NPA), a status they have held for many years. They also have gone the extra step and are certified through NSF’s Athletic Banned Substances program, also known as GMP for Sport™, which means that their products will not contain any ingredients that might be of concern to professional athletes with regard to drug testing. Their website states that: “All supplements offered by SGTI meet stringent state and federal regulations (current Good Manufacturing Practices) for the manufacture of dietary supplements, thereby ensuring purity, potency, and quality. SGTI also holds a foreign site license through Health Canada, which means that we have demonstrated that we meet good manufacturing practice requirements there as well.” However, beyond NSF, NPA and Health Canada, the state and federal regulatory agencies of which SGTI makes reference are not listed.

Risk Factors

If we do not obtain additional financing . . .page 5

3.     We note your response to our prior comment 10 indicating that Mr. Nelson has already accrued enough funding for working capital to manufacture the product for fulfillment of initial orders.  Please revise your disclosure to provide additional detail regarding the funding he secured.  You should discuss the type of funding obtained, the source of the funding and the amount.  If this funding is a personal loan provided by Mr. Nelson, indicate if all of the proceeds are for manufacturing expenses or if the proceeds will be used for any other corporate purposes.  Please file any loan agreements as exhibits to the registration statement.  If there are no loan agreements, disclose the material terms of the loan.

Answer: Mr. Nelson accrued initial working capital funding from family members and friends to allow for the manufacture of enough soft gels necessary to fulfill the pending 7500-packet order. He then loaned the money to the company.  All funding amassed was private in nature; thus, there no loan documentation was generated for the actions. There are no specific dates as to when the loan must be repaid. It is anticipated that manufacturing costs for the initial 7500 six-pill packets will exhaust the loan amount; however, should there be any remainder from the fulfillment of 7500 six-pill packets order, that remainder will go towards other company purposes.

 Side Effects of the Product, page 6

We note that you have added a risk factor regarding the side effects of your product, but your discussion actually indicates the absence of a risk.  Moreover, you state that the product has no side effects if used correctly.  Your statement that Mr. Nelson and several other individuals who have been taking this product have not experienced side effects is not persuasive evidence that there are no side effects if taken as recommended.  We note that multiple medical sources, including websites such as WebMD.com indicate that Kre-Alkalyn does have certain side effects including loss of appetite, stomach discomfort, diarrhea, or nausea. Please revise your risk factor disclosure to discuss these reported side effects of KreAlkalyn and how those side effects could impact your business.

Answer: Mr. Nelson has been taking the Creatine Max Liquid Gels with no known side effect, however there have been reports from WebMD that there may be some concern on using Creatine for long periods of time. WebMD indicates as follows:

-Creatine is LIKELY SAFE when taken by mouth appropriately for up to 5 years.

-When taken by mouth in high doses, Creatine is POSSIBLY UNSAFE. There is some concern that it could harm the kidney, liver, or heart function. However, a connection between high doses and these negative effects has not been proven. Creatine can also cause stomach pain, nausea, diarrhea, and muscle cramping.

-Creatine causes muscles to draw water from the rest of your body. Be sure to drink extra water to make up for this. Also, if you are taking Creatine, don't exercise in the heat. It might cause you to become dehydrated.

-Many people who use creatine gain weight. This is because Creatine causes the muscles to hold water, not because it actually builds muscle.

-There is some concern that combining Creatine with caffeine and the herb ephedra (also called Ma Huang) might increase the chance of having serious side effects such as stroke.

-There is concern that Creatine might cause irregular heartbeat in some people. But more information is needed to know if Creatine can cause this problem.

-There is concern that Creatine might cause a skin condition called pigmented purpuric dermatosis in some people. But more information is needed to know if Creatine can cause this problem.

It is not known how the aforementioned side effects could impact our business.  We suspect some potential users of the product may decide to forego purchase of the product, but such persons would not be within the target market of the product.

Ability to Manufacture Products Until Sales are Made . . . page 7

5.   Your risk factor caption contradicts the discussion.  If you will be dependent on customer prepayments for future orders, please revise the discussion to clarify.  If you believe you will not be dependent on prepayments going forward, please identify the funds you expect to use for future manufacturing purposes.

Answer:  All Soft Gels Inc. will rely on funding from Mr. Nelson until the company is self-sufficient. We will not be relying on prepayments for future orders. After the first order is liquidated, the proceeds from that order will go towards future manufacturing purposes and running the company.

Description of Business, page 20

6.   Please delete the statement that your product does not have the side effects associated with Creatine powders as the number users is not sufficient to support the statement.

Answer: We have deleted the comment.

7.   Please revise to describe the material terms of your verbal agreement with Soft Gels Technologies.

Answer:  All Soft Gels Inc. has a verbal agreement with Soft Gels Technologies with the following terms: All Soft Gels Inc. will provide a Purchase Order to Soft Gels Technologies for every manufacturing order has completed by Soft Gels Technologies.  In return, they will send us an Invoice payable in full prior to delivery of the product to us.

Item 13.  Other Expenses of Issuance and Distribution, page II-1

8.   We note your statement on page 6 that the costs of the offering are expected to be $20,000.  Please complete expense table.

Answer:

Costs of Offering
Legal Fees	$10,000.00

Audit Costs	$4,000.00

CPA Fees	$3,500.00

Office and Miscellaneous Expenses	$2,500.00
Total	$20,000.00

Closing Comments:

Based on the Company’s amendment No. 1 to its S-1 filing dated March 7, 2016, and this response to the comment letter dated March 22, 2016, the Company believes that it has completely responded to the Commission’s comments set forth in the comment letter dated March  22, 2016.  Please review this letter and the amended Registration Statement, and advise whether additional comment is necessary.

Sincerely,

       /s/
Gene Nelson
President and Chief Executive Officer

ALL SOFT GELS, INC.